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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20548


                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO.________)*




                                 QuesTech, Inc.
________________________________________________________________________________
                                (Name of Issuer)



                          Common Stock, $.05 par value
________________________________________________________________________________
                         (Title of Class of Securities)



                                    74835710
________________________________________________________________________________
                                 (CUSIP Number)


                          Michael P. Rivera, Esq.    QuesTech, Inc.
     7600-A Leesburg Pike, Falls Church, VA 22043    Phone: (703) 760-1003
________________________________________________________________________________
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)



                                 March 25, 1998
________________________________________________________________________________
            (Date of Event which Requires Filing of this Statement)


 If the filing person as previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

 NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


     POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
         CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE
              FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


SEC 1748 (10-97)

           74835710
CUSIP No.
--------------------------------------------------------------------------------
     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          QuesTech, Inc. Stock Employee Compensation Trust
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                 (a)  [ ]
                                                                 (b)  [ ]
--------------------------------------------------------------------------------

     3.   SEC Use Only

--------------------------------------------------------------------------------

     4.   Source of Funds (See Instructions)            SC

--------------------------------------------------------------------------------

     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

     6.   Citizenship or Place of Organization          State of Virginia

================================================================================

                 7.   Sole Voting Power                 0

                 ---------------------------------------------------------------
     Number of
        Shares   8.   Shared Voting Power               472,978
  Beneficially
         Owned   ---------------------------------------------------------------
       by Each
     Reporting   9.   Sole Dispositive Power            0
   Person With
                 ---------------------------------------------------------------

                 10.  Shared Dispositive Power          472,978

--------------------------------------------------------------------------------

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person  472,978

--------------------------------------------------------------------------------
     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)

--------------------------------------------------------------------------------

     13.  Percent of Class Represented by Amount in Row (11)      24.7%
--------------------------------------------------------------------------------

     14.  Type of Reporting Person (See Instructions)

                                          OO
          ----------------------------------------------------------------------

          ----------------------------------------------------------------------

          ----------------------------------------------------------------------

          ----------------------------------------------------------------------

          ----------------------------------------------------------------------

INSTRUCTIONS FOR COVER PAGE

(1) Names and I.R.S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and such membership is expressly affirmed, please check row 2(a). If the membership in a group is disclaimed or the reporting person describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless a joint filing pursuant to Rule 13d-1(f)(1) in which case it may not be necessary to check row 2(b)].

(3)  The 3rd row is for SEC internal use; please leave blank.

      This Schedule 13D is being filed by the QuesTech, Inc. Stock Employee Compensation Trust (the "SECT"), respecting the common stock, $.05 par value ("Common Stock"), of QuesTech, Inc. (the "Issuer").


ITEM 1. SECURITY AND ISSUER.

      The class of equity security is the Common Stock. The Issuer is QuesTech, Inc., a Virginia corporation. The address of the Issuer's principal executive offices is:

                  7600-A Leesburg Pike
                  Falls Church, Virginia  22043


ITEM 2. IDENTITY AND BACKGROUND.

      The identity, business or residence address, and occupation (as applicable) of the Reporting Person is as follows:

      The QuesTech, Inc. Stock Employee Compensation Trust, or "SECT", is a Virginia state law trust governed by the Amended and Restated Stock Employee Compensation Trust Agreement effective as of March 25, 1998. The SECT was originally established by the Issuer effective as of December 31, 1993. The address of the SECT is:

                  QuesTech, Inc. Stock Employee Compensation Trust c/o Vincent L. Salvatori, Trustee
                  7600-A Leesburg Pike
                  Falls Church, Virginia  22043


There are five Trustees of the SECT:

                  Edward G. Broenniman
                  Gerald F. Mayefskie
                  Sebastian P. Musco
                  Vincent Russo
                  Vincent L. Salvatori

The Trustees, who are all U.S. citizens, also are members of the Board of Directors of the Issuer.

      Neither the Trust nor any of the Trustees (i) has been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction leading to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      On March 26, 1998, the Issuer sold 296,847 shares of its Common Stock, including 268,000 newly-issued shares (at the current fair market value of $8.00 per share) and 28,847 shares that had been held as treasury stock (at the respective prices at which the shares had been acquired by the Issuer), to the SECT in exchange for a promissory note in the amount of $2,324,293.75 (the "Note"). The Note is payable through the cash contributions, dividends and earnings of the SECT, including the cash exercise price received by the SECT when shares held by the SECT are sold to persons exercising options under certain stock option plans of the Issuer.

      On December 31, 1993, the SECT acquired 221,792 shares of Common Stock from the Issuer in exchange for $432,500, an amount borrowed by the SECT from the Issuer. As a result of the repayments to the Issuer, the amount outstanding under this loan as of March 26, 1998, was $344,631.05.


ITEM 4. PURPOSE OF TRANSACTION.

      The Issuer established the SECT in order to provide assurance of the availability of shares of its Common Stock as necessary to satisfy certain of its obligations under its employee and non-employee director stock option plans. As of March 26, 1998, these included the QuesTech, Inc. 1982 Incentive Stock Option Plan, the QuesTech, Inc. 1994 Incentive Stock Option Plan, the QuesTech, Inc. 1996 Stock Option Plan, and the QuesTech, Inc. Stock Option Plan for Non-Employee Directors (collectively, the "Plans"). While the shares currently held by the SECT are sufficient to satisfy all obligations under the Plans, the SECT may in the future acquire additional shares from the Issuer as necessary or appropriate to fund any additional obligations under the Plans or any future employee benefit plan of the Issuer, as determined by the Board of Directors of the Issuer.

      As described more fully in Item 5 below, the voting, tender or exchange of the shares of Common Stock held by the SECT will be done solely in accordance with the directions of the participants in the Plans. To the best knowledge of the Reporting Person, there are no arrangements or understandings that place the Plan participants under any obligation to direct the voting, tender or exchange of the shares in the SECT in any particular manner (other than the Fourth Shareholders Agreement of QuesTech, Inc., dated December 16, 1983, as amended, under which the parties agreed to vote their respective shares for one another as directors of the Issuer, as disclosed in the Schedule 13G filed by Vincent L. Salvatori and Sebastian P. Musco on February 17,

1998). Being employees or directors of the Issuer, however, the Plan participants may decide to direct their shares in a manner consistent with the positions of management of the Issuer.

      The Issuer is aware that the creation of the SECT and the ownership of 24.7% of the outstanding Common Stock by the SECT may have certain anti-takeover effects. Under the Virginia Stock Corporation Act, certain merger transactions may require a two-thirds vote of the shareholders, and certain acquisition transactions may require a majority shareholder vote with the shares of the acquiring person and certain others being excluded. The creation of the SECT may thus make it more difficult for a potential acquiror to obtain an affirmative vote.

      Except as set forth in the preceding paragraphs, the Reporting Person has no current plans or proposals that relate to or would result in the acquisition or disposition of securities of the Issuer; any extraordinary corporate transaction involving the Issuer or a subsidiary; a sale or transfer of a material amount of assets of the Issuer or any subsidiary; any change in the present board of directors or management of the Issuer; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter, bylaws or similar instruments that may impede the acquisition of control of the Issuer by any other person; causing a class of securities of the Issuer to be delisted from a national securities exchange; a class of equity securities of the Issuer becoming eligible for termination of registration under
Section 12(g)(4) of the Securities Exchange Act of 1934; or any similar action.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      As of March 26, 1998, following the acquisition described in Item 3 above, the SECT held 472,978 shares of Common Stock, constituting 24.7% of total shares outstanding.

      Under the terms of the SECT, shares held in the SECT are voted, tendered in response to a tender offer or exchanged in response to an exchange offer by the Trustees pursuant to the instructions of the current employees or non-employee directors of the Issuer who participate in the Plans. Each participant's directions are applied to the shares of Common Stock allocated to the participant's account in the Plans. Any undirected shares are to be voted, tendered or exchanged by the Trustees in proportion to the voting, tendering or exchange directions that were received from the participants; any unallocated shares are to be voted in proportion to the voting directions that were received, but cannot be tendered or exchanged. Participant directions are to be held as confidential by the Trustees and are not to be divulged or released to any other person affiliated with the Issuer. Under these provisions, the SECT may be deemed to have shared voting and dispositive power over the shares of Common Stock held by the SECT, sharing such powers with the Plan participants.

      Other than in accordance with directions as described in the foregoing paragraph or upon the exercise of options granted under the Plans, shares of Common Stock held by the SECT may not be sold or disposed of until termination of the SECT, which occurs at the earlier of (i) December 31, 2008, (ii) when the loans to the SECT are repaid in full, or (iii) upon action of the Board of Directors of the Issuer. Upon termination, the Trustees are required to sell all the shares and other assets held by the SECT as soon as practicable as directed by the Board of Directors of the Issuer and, after all loans by the Issuer have been repaid, to distribute all remaining proceeds to Plan participants, employees of the Issuer, or others, as directed by the Board of Directors of the Issuer.

      The foregoing is only a summary of certain provisions of the SECT Agreement and is qualified by reference to that Agreement, a copy of which is filed as Exhibit 1 hereto and is incorporated herein by reference.

      The filing of this Statement on Schedule 13D by the SECT does not constitute, and should not be construed as, an admission that either the SECT or its Trustees beneficially own any securities covered by this Statement or are required to file this Statement. In this regard, the SECT and its Trustees (as such) disclaim any beneficial ownership of the securities held by the SECT.

      Other than the acquisition of 296,847 shares of Common Stock from the Issuer on March 26, 1998, as described in Item 3, the SECT has not engaged in any transactions in the Common Stock of the Issuer during the sixty days preceding March 26, 1998.

      Other than the Issuer upon termination of the SECT, as described above, there are no other persons with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale or, the securities described herein.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      The Issuer and the Trustees have entered into the QuesTech, Inc. Amended and Restated Stock Employee Compensation Trust Agreement, and the Trustees have issued the Note to the Issuer.

ITEM 7.     MATERIALS TO BE FILED AS EXHIBITS.

      The following are filed as exhibits:

      Exhibit 1: QuesTech, Inc. Amended and Restated Stock Employee Compensation Trust Agreement dated as of March 25, 1998

      Exhibit 2:   Promissory Note dated March 26, 1998


SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 6, 1998                       QUESTECH, INC. STOCK EMPLOYEE
                                           COMPENSATION TRUST


                                           By:   /s/ Vincent L. Salvatori
                                                 -------------------------------
                                                 Vincent L. Salvatori,
                                                 Trustee


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